Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)


                                                         Date: November 18, 2005



On November 17, 2005, the New York Stock Exchange posted the following on its website:

                                   *    *    *


                          TERMS OF SETTLEMENT AGREEMENT
                          -----------------------------

The parties, by their duly authorized attorneys, hereby agree that this case shall be settled on the following grounds:

1. The New York Stock Exchange (the "NYSE") shall select by the close of business on November 16, 2005, an independent financial expert (the "Independent Financial Expert"), subject to the consent of class plaintiffs' counsel, which consent shall not be unreasonably withheld or delayed.

2. The Independent Financial Expert shall render to the Court an opinion on the fairness, from a financial point of view, to the members of the NYSE of the transaction based on the terms submitted to the members for a vote (the "Transaction"), which opinion shall have attached a summary of the analytical work forming the basis of the opinion. Such opinion and summary shall be promptly delivered to the Court and sent via overnight mail to the members of the NYSE (and posted on the NYSE's website) no later than five business days prior to a vote of the NYSE members on the Transaction. The mailing to the members of the NYSE shall also include a proxy card (with instructions regarding the voting and revoking of any such proxies). The Independent Financial Expert shall be requested to file the report by November 23, 2005.

3. Defendants will not dispute plaintiffs' claims that the prosecution of this action contributed to the improvements to the terms of the Transaction from the perspective of the NYSE members since April 20, 2005.

4. The parties agree that the Board of Directors of the NYSE and its management, bankers and advisors, the Board of Directors of Archipelago and its management, bankers and advisors, and the plaintiffs and their advisors acted in good faith, diligently and honorably in all respects. Subject to the terms of this settlement agreement, the parties agree that the Transaction should proceed to a vote without any interference or delay.

5. Plaintiffs, on their own behalf, and on behalf of the plaintiff class, agree to file a dismissal, with prejudice, of this action, and to release any and all claims of whatever nature, whether matured or unmatured, known or unknown, direct or derivative, against any person or entity, including the parties, Archipelago and their respective directors, employees, advisors, bankers and attorneys, relating directly or indirectly to the Transaction, whether in law or equity, including, without limitation:


          (i) Any and all claims that have been or could have been asserted in the complaint in this action.

          (ii) Any and all claims of improper, inadequate, or misleading disclosure arising under federal or state law.

          (iii) Any and all claims relating to any ESOP or other employee plan.

          (iv) Any and all claims challenging or complaining of the fairness of the Transaction, the consideration offered thereby, the Transaction itself, or the process resulting in the Transaction.

Defendants and Archipelago will release Plaintiffs to the same extent.

6. The parties agree that there shall be no further disparagement of each other or the Transaction.

7. The Court shall have continuing exclusive jurisdiction of all matters pertaining to this lawsuit and settlement, including any additional procedural steps necessary to accomplish this agreement. Upon presentation by the parties of such additional papers necessary to the consummation of this settlement, including setting forth any additional necessary terms and provisions for any requisite notice and hearing, the Court shall schedule a Notice and Fairness Hearing to take place on or before December 5, 2005, and take such other steps as necessary to effect a final and binding class action judgment incorporating the terms hereof, including the award of reasonable attorneys' fees and expenses as agreed to by the parties. This settlement shall be binding on the parties, including class members.

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.